                                                  UNITED STATES
                                       SECURITIES AND EXCHANGE COMMISSION
                                            Washington, D.C. 20549

                                                -----------------

                                                   FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
---

                                   For the fiscal year ended December 31, 2003

                                                       OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
---

                          For the transition period from    1/1/03     to     12/31/03
                                                          ------------     ----------------

                                        Commission File Number 0-13089

                                                ------------------

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                Hancock Bank 401(k) Savings & Investment Plan & Trust

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

                                              Hancock Holding Company
                                                     P. O. 4019
                                                Gulfport, MS  39501

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                                 Table of Contents

                                                                               Page

Report of Independent Registered Public Accounting Firm                         1

Financial Statements:

     Statements of Net Assets Available for Benefits                            2

     Statements of Changes in Net Asset Available for Benefits                  3

     Notes to Financial Statements                                              4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                  9

Report of Independent Registered Public Accounting Firm

The Plan Administrator Hancock Bank 401(k) Savings and Investment Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of Hancock Bank 401(k) Savings and Investment Plan and Trust (the Plan) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2003 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Birmingham, Alabama
June 4, 2004

                                              HANCOCK BANK 401(k) SAVINGS AND
                                                 INVESTMENT PLAN AND TRUST
                                      Statements of Net Assets Available for Benefits
                                                December 31, 2003 and 2002

                                    Assets                             2003                  2002
                                                               -------------------   -------------------
Cash and cash equivalents                                      $     3,095,026        $    2,791,696
Investments, at fair value                                          27,473,074            20,828,777
Employer contributions receivable                                          669                     -
Employee contributions receivable                                        2,111                     -
                                                               -------------------   -------------------
                 Net assets available for benefits             $    30,570,880        $   23,620,473
                                                               ===================   ===================

See accompanying notes to financial statements.

                                                              2

                                              HANCOCK BANK 401(k) SAVINGS AND
                                                 INVESTMENT PLAN AND TRUST
                                Statements of Changes in Net Assets Available for Benefits
                                          Years ended December 31, 2003 and 2002

                                                                              2003                  2002
                                                                       -------------------   -------------------
Employee contributions                                                   $   3,203,579        $  3,067,899
Employer contributions                                                       1,139,872           1,038,058
Investment income (loss):
     Net appreciation (depreciation) in fair value of investments            4,417,593            (948,558)
     Interest and dividend income                                              448,134             445,786
                                                                       -------------------   -------------------
                 Total investment income (loss)                              4,865,727            (502,772)
Net transfers from merged plan                                                       -          11,686,194
Benefit payments to participants                                             2,254,613           1,279,273
Administrative fees                                                              4,158               3,816
                                                                       -------------------   -------------------
                 Net increase                                                6,950,407          14,006,290
Net assets available for benefits, at beginning of year                     23,620,473           9,614,183
                                                                       -------------------   -------------------
Net assets available for benefits, at end of year                       $   30,570,880        $ 23,620,473
                                                                       ===================   ===================

See accompanying notes to financial statements.

                                                              3

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                           Notes to Financial Statements

                                            December 31, 2003 and 2002

(1)    Plan Description

       The following  description of Hancock Bank 401(k) Savings and Investment  Plan and Trust (the Plan) provides only general  information.  Participants should refer to the Plan agreement for a more complete  description of the Plan's provisions. This information is available from the plan administrator.

       (a)    General

              The Plan is a defined  contribution  plan  established  under the provisions of Section 401(a) of the
              Internal  Revenue Code (IRC),  which includes a qualified  cash or deferred  arrangement as described in  Section 401(k)  of the IRC for eligible  employees of Hancock  Bank,  Hancock  Insurance  Agency,
              Harrison  Finance  Company,  Hancock Bank of Louisiana,  Hancock  Mortgage  Corporation,  and Hancock
              Investments  Services,  Inc.  (collectively  the  Company).  All   full-time and part-time  employees
              of  the  Company who  have completed  90 days  of service  and are  age 18 or older are  eligible  to participate.  The Plan is subject  to the  provisions  of the  Employee  Retirement  Income  Security
              Act of 1974,  as amended (ERISA).

              All  assets of the  Hancock  Bank  Profit  Sharing  Plan  were  transferred  to the  Plan,  effective
              January 1,  2002. The Hancock Bank Profit  Sharing Plan assets are  segregated  from other assets for record keeping  purposes as no new  participants are allowed within the profit sharing portion of the plan, and the funds therein are nonparticipant-directed.

       (b)    Plan Administration

              Hancock Trust and Financial  Services  Group  (the Trustee),  a subsidiary of the Company,  holds the
              Plan's  investments  and executes  transactions  for the Plan. The Plan is administered by an officer of Hancock Bank.

       (c)    Contributions

              Eligible  employees  may  elect to defer up to the Internal   Revenue  Service  (IRS)   limitations of
              $12,000  and  $11,000  in  2003 and 2002, respectively.  The  Company   matches   50%  of  participant
              contributions  up to the first 6% of the  participant's  salary under the provisions of the Plan.Total
              Company matching  contributions  were  $1,139,872 and $1,038,058 for the years ended December 31, 2003 and 2002, respectively.

       (d)    Participant Accounts

              Individual  accounts are maintained for each of the Plan's  participants to reflect the participant's contributions  and earnings or losses  thereon and  allocated  employer  matching  contributions  and earnings or losses thereon, as well as the participant's allocated share of administrative expenses.

       (e)    Vesting

              Participants  are fully vested in their  contributions  and earnings or losses thereon.  Participants are fully  vested in employer  matching  contributions  and  earnings or losses  thereon  after three years  of  benefit service with no  vesting  before three years  of  service.  Participants are fully vested in the Hancock Bank Profit  Sharing Plan  contributions  and  earnings or losses thereon after five  years of benefit service  with no vesting before  five years of service. All  participants vest
              100% upon death or termination of employment due to permanent disability.

                                                               4                                        (Continued)

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                           Notes to Financial Statements

                                            December 31, 2003 and 2002

       (f)    Forfeitures

              Forfeitures  of employer  matching  contributions  and earnings  thereon are used to reduce  employer contributions  during the Plan year. At December 31,  2003 and 2002, these forfeited  amounts totaled
              $19,554 and $10,808, respectively, which were used to reduce employer contributions.

              Forfeitures  of the  Hancock  Bank  Profit  Sharing  Plan  contributions  and  earnings  thereon  are reallocated  to participant  accounts as defined by the Plan. At  December 31,  2003 and 2002,  these forfeited amounts totaled $32,276 and $49,674, respectively.

       (g)    Investment Options

              The Plan allows participants to direct  contributions into various investment options.  These options include cash  equivalents,  mutual funds,  and Hancock Holding  Company common stock.  The segregated funds of the former Hancock Bank Profit Sharing Plan are nonparticipant-directed.

       (h)    Distributions

              Upon  termination,  the Plan  provides  for  lump sum or  installment  payment  options  based on the election of the participant or beneficiary.  A lump sum payment will be made for participants,  whose balances are below certain amounts, as defined by the Plan.

              A financial hardship  withdrawal  provision is available enabling a participant to withdraw an amount to cover an immediate and heavy financial need.

       (i)    Participant Loans

              Participant loans are not permitted by the Plan.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The  financial  statements  of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

       (b)    Use of Estimates

              The  preparation  of financial  statements  in conformity  with U.S.  generally  accepted  accounting principles  requires  management to make estimates and assumptions  that affect the reported  amounts of assets  available  for  benefits  and changes  therein.  Actual  results  could  differ from those estimates.

                                                               5                                        (Continued)

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                           Notes to Financial Statements

                                            December 31, 2003 and 2002

       (c)    Valuation of Investments

              Investments  are stated at fair value.  Shares of mutual  funds and common stock are valued at quoted market prices. Cash equivalents are stated at cost, which approximates fair value.

              Purchases and sales of securities are recorded on a trade-date  basis.  Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

              Net realized and unrealized  appreciation  (depreciation) is recorded in the accompanying  statements of changes in net assets available for benefits as net appreciation  (depreciation)  in fair value of investments.

              The Plan utilizes various investment instruments.  Investment securities,  in general, are exposed to various risks,  such as interest rate,  credit,  and overall market  volatility.  Due to the level of risk associated with certain  investment  securities,  it is reasonably  possible that changes in the values of investment  securities  will occur in the near term and that such changes could  materially affect the amounts reported in the financial statements.

       (d)    Benefit Payments

              Benefits are recorded when paid.

(3)    Investments

       The fair value of individual  investments  that represent 5% or more of the Plan's net assets  available for benefits as of December 31, 2003 and 2002 are as follows:

                                                               2003                              2002
                                                ---------------------------------  ---------------------------------
                                                    Shares          Fair value         Shares          Fair value
                                                ----------------  ---------------  ----------------  ---------------
Hancock Holding Company
    common stock (participant-directed)             91,585        $ 4,997,793            81,994      $ 3,661,032
Hancock Holding Company
    common stock (nonparticipant-
    directed)                                       10,350            564,800            10,350          462,128
                                                -----------       ---------------  ----------------  ---------------
                Total Hancock Holding
                   Company common stock            101,935          5,562,593            92,344        4,123,160

Hancock Horizon Growth Fund,
    Trust Class (nonparticipant-directed)          174,179          2,543,010           208,616        2,246,798
Hancock Horizon Strategic Fund,
    Trust Class (nonparticipant-directed)          251,270          3,977,604           263,000        4,213,256
Hancock Horizon Value Fund,
    Trust Class (nonparticipant-directed)          211,617          3,995,328           224,912        3,348,938
Federated Max Cap Institutional
    Services (participant-directed)                 94,134          2,115,181            83,228        1,489,514
Janus Fund (participant-directed)                  170,811          4,008,943           157,535        2,807,274

                                                               6                                        (Continued)

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                           Notes to Financial Statements

                                            December 31, 2003 and 2002

       During 2003 and 2002, the Plan's investments  (including  investments bought, sold, or held during the year)
       appreciated (depreciated) in value as follows:

                                                                         2003                  2002
                                                                  -------------------   -------------------
       Hancock Holding Company common stock                       $      770,614            1,147,502
       Mutual funds                                                    3,646,979           (2,096,060)
                                                                  -------------------   -------------------
             Net appreciation (depreciation) in fair value
                of investments                                         4,417,593             (948,558)
                                                                  ===================   ===================

(4)    Tax Status

       The IRS has  determined  and  informed  the  Company by letter  dated  May 29,  2003,  that the Plan and the related trust  established  under the Plan are designed in accordance  with the  applicable  sections of the
       Internal  Revenue Code (IRC).  The Plan  administrator  and the Plan's tax counsel  believe that the Plan is designed and is currently  being operated in compliance  with the  applicable  provisions of the IRC and the
       Plan  document.  Therefore,  the Plan  administrator  believes  that the Plan was  qualified and the related trust was tax-exempt as of the financial statement dates.

(5)    Nonparticipant-Directed Investments

       Information  about the net assets and the  significant  components of the changes in net assets  relating to the nonparticipant-directed investments is as follows:

       Net Assets

                                                                      2003                  2002
                                                               -------------------   -------------------
       Cash and cash equivalents                               $     187,797               21,091
       Investments, at fair value                                 11,597,447           10,921,052
                                                               -------------------   -------------------
                 Net assets available for benefits             $  11,785,244           10,942,143
                                                               ===================   ===================

       Changes in Net Assets

                                                                        Year ended December 31
                                                               -----------------------------------------
                                                                      2003                  2002
                                                               -------------------   -------------------
       Investment income                                       $    248,879               279,902
       Net appreciation (depreciation)                            1,670,174              (400,383)
       Benefits paid                                             (1,071,794)             (619,761)
       Administrative expenses                                       (4,158)               (3,809)
                                                               -------------------   -------------------
                 Net increase (decrease) in net assets         $    843,101              (744,051)
                                                               ===================   ===================

                                                               7                                        (Continued)

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                           Notes to Financial Statements

                                            December 31, 2003 and 2002

(6)    Related Party Transactions

       The Trustee,  Hancock  Trust and Financial  Services  Group,  acts as trustee of the Plan.  The Trustee is a subsidiary of the Company.  Certain Plan  investments  are shares of mutual funds managed by Hancock Bank, a subsidiary  of Hancock  Holding  Company.  At  December 31,  2003 and 2002,  the Plan held  certificates  of deposit in Hancock Bank totaling $511,021 and $647,855,  respectively.  Additionally,  at December 31,  2003 and 2002, the Plan owned  $5,562,593  (101,935  shares) and $4,123,160  (92,344  shares),  respectively,  in
       Hancock  Holding  Company  stock.  The Plan  paid administrative  fees  to  the Trustee during 2003 and 2002 totaling $4,158 and $3,816, respectively.

(7)    Plan Termination

       Although  it has not  expressed  any  intention  to do so,  the  Company  has the  right  under  the Plan to discontinue its  contributions  at any time and to terminate the Plan subject to the provisions set forth in
       ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

                                                               8

                                                                                                                 Schedule I
                                              HANCOCK BANK 401(k) SAVINGS AND
                                                 INVESTMENT PLAN AND TRUST
                              Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                                     December 31, 2003

                                                                          Number            Current
                                  Description                            of units          fair value
------------------------------------------------------------------  -----------------   -----------------
   * Hancock Bank Certificate of Deposit 5.50% 10/20/04                         -       $    511,021
   * Common stock of Hancock Holding Company                              101,935          5,562,593
   * Hancock Horizon Growth Fund, Class A                                  64,612            937,522
   * Hancock Horizon Growth Fund, Trust Class                             174,179          2,543,010
   * Hancock Horizon Strategic Fund, Class A                               26,851            424,520
   * Hancock Horizon Strategic Fund, Trust Class                          251,270          3,977,604
   * Hancock Horizon Value Fund, Class A                                   65,018          1,225,589
   * Hancock Horizon Value Fund, Trust Class                              211,617          3,995,328
     Federated Intermediate Government Securities                          58,230            670,814
     Federated Investment Bond Funds                                      104,854            960,460
     Federated International Capital Appreciation Fund                     30,304            256,369
     Federated Max Cap Institutional Services Shares                       94,134          2,115,181
     Federated Index Mini Cap Fund                                         21,298            284,120
     Janus Fund                                                           170,811          4,008,943
                                                                                        ----------------
                                                                                        $ 27,473,074
                                                                                        ================
*    Indicates a party-in-interest:

See accompanying Report of Independent Registered Public Accounting Firm.

                                                               9

                                                           SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                              Hancock Bank 401(k) Savings and Investment Plan

                                                           By:  /s/ Carl J. Chaney
                                                              --------------------------------------------
                                                               Carl J. Chaney
                                                               Executive Vice President & Chief Financial
                                                                  Officer

Date:  June 28, 2004

                                  Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Hancock Bank 401(k) Savings and Investment Plan and Trust:

We consent to the  incorporation  by  reference  in  Registration  Statement  No. 33-05081  on Form S-8 of Hancock  Holding
Company of our report dated  June 4,  2004,  with respect to the  statements  of net assets  available for plan benefits of
Hancock Bank 401(k) Savings and Investment Plan and Trust as of December 31,  2003 and 2002, and the related  statements of changes in net assets  available  for plan  benefits  for the years then ended,  and the  related  schedule,  which  report appears in the December 31, 2003 Annual Report on Form 11-K of Hancock Bank 401(k) Savings and Investment Plan and Trust.

/s/ KPMG LLP

Birmingham, Alabama

June 28, 2004